Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and Six months ended November 30, 2012
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended November 30, 2012.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
Unaudited

	Note		November 30, 2012	May 31, 2012
Assets
Current assets:
Cash			$248,197	$1,124,345
Accounts receivable	4		446,313	420,197
Inventories	5		791,197	542,325
Prepaid expenses			224,358	125,084
Total current assets			1,710,065	2,211,951
Non-current assets:
Property and equipment			26,370	30,745
Intangible assets	6		2,143,865	2,500,928
Total non-current assets			2,170,235	2,531,673
Total assets			$3,880,300	$4,743,624
Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	11	(b)	$1,320,500	$1,355,993
Accrued interest on long-term debt	7		21,575	22,295
Current portion of long-term debt	7		424,506	-
Total current liabilities			1,766,581	1,378,288
Non-current liabilities
Long-term debt	7		4,290,495	4,647,740
Royalty obligation	7		556,311	538,269
Total non-current liabilities			4,846,806	5,186,009
Total liabilities			6,613,387	6,564,297
Deficiency:
Share capital	8		117,033,258	117,033,258
Contributed surplus			4,346,312	4,346,312
Accumulated other comprehensive income			(19,470)	102,809
Deficit			(124,093,187)	(123,303,052)
Total deficiency			(2,733,087)	(1,820,673)
Going concern	2	(c)
Commitments and contingencies	10
Total liabilities and deficiency			$3,880,300	$4,743,624

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)
Unaudited

			Three months	Three months	Six months	Six months
			ended	ended	ended	ended
	Note		November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Revenue
Product sales, net	9		$720,913	$2,246,580	$1,388,351	$3,765,884
Cost of goods sold	5 & 6		157,635	248,769	300,887	567,107
Gross Profit			563,278	1,997,811	1,087,464	3,198,777
Expenses
Selling, general and administrative	11	(b)	618,807	710,739	1,114,427	1,494,912
Research and development	11	(b)	291,025	109,855	483,981	469,873
			909,832	820,594	1,598,408	1,964,785
(Loss) income before the undernoted			(346,554)	1,177,217	(510,944)	1,233,992
Other income:
Gain on settlement of debt	7		-	-	-	(23,931,807)
Finance costs (income):
Finance income			(29)	(198)	(105)	(374)
Finance expense			138,004	108,589	279,151	552,606
Foreign exchange loss, net			8,862	10,046	145	13,216
			146,837	118,437	279,191	565,448
Net (loss) income			$(493,391)	$1,058,780	$(790,135)	$24,600,351
Translation adjustment			27,041	165,274	(122,279)	510,553
Comprehensive (loss) income			$(466,350)	$1,224,054	$(912,414)	$25,110,904
Basic and diluted (loss) income per share			(0.04)	0.09	(0.06)	2.18
Weighted average number of common shares used in computing basic (loss) income per share			12,196,508	12,196,508	12,196,508	11,295,201
Weighted average number of common shares used in computing fully diluted (loss) income per share			12,203,175	12,196,508	12,203,175	11,295,201

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Changes in Deficiency
(expressed in Canadian dollars)
Unaudited

					Cumulative
			Share	Contributed	Translation
	Note		Capital	Surplus	Account	Deficit	Total
Balance, May 31, 2011			$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)
Net income for the six months ended November 30, 2011			-	-	-	24,600,351	24,600,351
Other comprehensive income for the six months ended November 30, 2011			-	-	510,553	-	510,553
Transactions with owners, recorded directly in equity
Issuance of common shares	8	(b)	1,018,635	-	-	-	1,018,635
Share-based payments	8	(c)	-	224,445	-	-	224,445
Total transactions with owners			1,018,635	224,445	-	-	1,243,080
Balance, November 30, 2011			$117,033,258	$4,346,312	$133,923	$(122,088,480)	$(574,987)
Balance, May 31, 2012			$117,033,258	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)
Net loss for the six months ended November 30, 2012			-	-	-	(790,135	(790,135)
Other comprehensive loss for the six months ended November 30, 2012			-	-	(122,279)	-	(122,279)
Balance, November 30, 2012			$117,033,258	$4,346,312	$(19,470)	$(124,093,187)	$(2,733,087)

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)
Unaudited

			Six months	Six months
			ended	ended
	Note		November 30, 2012	November 30, 2011
Cash provided by (used in):
Operating activities:
Net (loss) income for the period			$(790,135)	$24,600,351
Adjustments for:
Gain on settlement of debt	7		-	(23,931,807)
Amortization of property and equipment			6,685	10,402
Amortization of intangible assets	6		263,177	421,215
Stock-based compensation	8	(c)	-	224,445
Write-down of intangible assets	6		6,165	215,393
Finance expense			279,151	552,606
Unrealized foreign exchange (gain) loss			(3,112)	93,056
Change in the following:
Accounts receivable			(26,116)	54,523
Inventories			(248,872)	(112,231)
Prepaid expenses			(99,274)	14,880
Accounts payable and accrued liabilities			(73,582)	(207,222)
Interest paid	7		(137,258)	(78,390)
Debt issuance costs	7		-	(70,240)
Royalties paid	7		(40,887)	(27,860)
Cash flows (used in) from operating activities			(864,058)	1,759,121
Investing activities:
Acquisition of property and equipment			(3,108)	(1,488)
Acquisition of intangible assets	6		(5,725)	(15,487)
Cash flows used in investing activities			(8,833)	(16,975)
Financing activities:
Share issuance costs	8	(b)	-	(34,166)
Proceeds from long-term debt	7		-	5,000,000
Repayments of long-term debt	7		-	(4,750,000)
Debt settlement costs	7		-	(164,308)
Cash flows from financing activities			-	51,526
Foreign exchange (loss) gain on cash held in foreign currency			(3,257)	913
(Decrease) increase in cash			(876,148)	1,794,585
Cash, beginning of period			1,124,345	750,184
Cash, end of period			$248,197	$2,544,769
Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	7		-	646,801
Shares issued for guarantee of long-term debt	7		-	371,834

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011 its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome ("ACS") including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD").  This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions.

2.     Basis of preparation of financial statements:

(a)       Statement of compliance
These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended May 31, 2012.  The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with he Company's audited consolidated financial statements for the year ended May 31, 2012.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on January 25, 2012.

(b)       Basis of presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

(c)       Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011 and for the six months ended November 30, 2012 and has accumulated a deficit of $124,093,187 as at November 30, 2012.  Management has forecast that it has sufficient working capital through the end of fiscal 2013, however contractual commitments and debt service obligations exceed the company's net cash flows and working capital beginning in early fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

2.     Basis of preparation of financial statements (continued):

(c)       Going concern (continued)

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2013 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

(d)       Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)       Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities with the next financial year are included in the following notes to the financial statements for the year ended May 31, 2012:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(d): Provisions for returns and discounts

•	Note 3(g)(i): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(j)(ii): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(l): The measurement of the amount and assessment of the recoverability of income tax assets

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

3.     New standards and interpretations not yet adopted:

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income ("OCI"), with the remainder of the change recognized in profit and loss.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.  For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

The Company intends to adopt IFRS 9 (2010) in its consolidated financial statements for the annual period beginning on June 1, 2015.  The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, with .  IFRS 10 replaces IAS 27 and Standing Interpretation Committee ("SIC") 12, Consolidation Special Purpose Entities. The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

The company intends to adopt IFRS 10 in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 10 has not yet been determined.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

3.     New standards and interpretations not yet adopted (continued):

IFRS 13 - Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.  The amendments to IAS 1 require companies preparing financial statements to group together items with OCI on the basis of whether they may be reclassified to the profit and loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The intends to adopt the amendments in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvement to IFRSs 2009-2011 Cycle - Various Standards

In May 2012, the IASB published Annual Improvements to IFRSs - 2009-2011 Cycle as part of its annual improvements process to make non-urgent but necessary amendments to IFRS effective for annual periods beginning on or after January 1, 2013 with retrospective application.

The impending changes that potential have an effect on the Company include:

•
IAS 1 Presentation of Financial Statements - the changes involve amendments to the presentation and disclosure of comparative information beyond the minimum and the presentation of the opening statement of financial position.

•	IAS 34 Interim Financial Reporting - the changes involve amendments to the presentation and disclosure of segment assets and liabilities.

The Company intends to adopt the amendments to the standards in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of the adoption of the amendments has not yet been determined.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

4.     Accounts receivable:

	November 30, 2012	May 31, 2012
Trade accounts receivable	430,685	389,193
Other accounts receivable	15,628	31,004
	446,313	420,197

As at November 30, 2012, the trade accounts receivable consists of amounts owing from four customers which represent approximately 100 percent (May 31, 2012 - 100 percent) of trade accounts receivable.

5.     Inventories:

	November 30, 2012	May 31, 2011
Unfinished product and packaging materials	153,527	228,210
Finished product	637,670	314,115
	791,197	542,325

During the six months ending November 30, 2012 and 2011, the Company did not write-off any inventory that had expired or was otherwise unuseable.  Inventory expensed as part of cost of goods sold during the six months ended November 30, 2012 was $44,654 (November 30, 2011 - $139,917).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

6.     Intangible assets:

			Customer
Cost	Patents	Trademarks	List	Total
Balance, May 31, 2011	$8,555,292	$1,534,440	$270,784	$10,360,516
Additions	96,424	-	-	96,424
Change due to impairment	(339,680)	-	-	(339,680)
Effect of movements in exchange rates	546,734	101,525	17,916	666,175
Balance, May 31, 2012	8,858,770	1,635,965	288,700	10,783,435
Additions	5,725	-	-	5,725
Change due to impairment	(6,314)	-	-	(6,314)
Effect of movements in exchange rates	(336,917)	(62,246)	(10,985)	(410,148)
Balance, November 30, 2012	$8,521,264	$1,573,719	$277,715	$10,372,698

			Customer
Accumulated amortization and write-downs	Patents	Trademarks	List	Total
Balance, May 31, 2011	$(5,971,585)	$(927,048)	$(163,597)	$(7,062,230)
Amortization	(721,405)	(116,010)	(20,472)	(857,887)
Change due to impairment	123,669	-	-	123,669
Effect of movements in exchange rates	(409,730)	(64,880)	(11,449)	(486,059)
Balance, May 31, 2012	(6,979,051)	(1,107,938)	(195,518)	(8,282,507)
Amortization	(195,137)	(57,834)	(10,206)	(263,177)
Change due to impairment	149	-	-	149
Effect of movements in exchange rates	266,718	42,487	7,497	316,702
Balance, November 30, 2012	$(6,907,321)	$(1,123,285)	$(198,227)	$(8,228,833)

			Customer
Carrying amounts	Patents	Trademarks	List	Total
At May 31, 2011	$2,583,707	$607,392	$107,187	$3,298,286
At May 31, 2012	$1,879,719	$528,027	$93,182	$2,500,928
At November 30, 2012	$1,613,943	$450,434	$79,488	$2,143,865

The Company has considered indicators of impairment at November 30, 2012, May 31, 2012 and May 31, 2011.  To November 30, 2012, the Company has recorded an aggregate impairment loss of $16,080,357 primarily resulting from a previous write-down of AGGRASTAT intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company recorded a write-down of intangible assets of $6,165 during the six months ended November 30, 2012 (2011 - $215,393) relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 4.0 years.

For the six months ended November 30, 2012, amortization of intangible assets relating to AGGRASTAT totaling $256,233 (2011 - $408,889) is recognized in cost of goods sold and amortization of non-AGGRASTAT intangible assets totaling $6,944 (2011 - $12,326) and write-downs of intangible assets totaling $6,165 (2011 - $215,393) are recognized in research and development expense.

As described in note 7, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

7.     Long-term debt:

	November 30, 2012	May 31, 2012
Manitoba Industrial Opportunities Program loan	$4,715,001	$4,647,740
Current portion of long-term debt	424,506	-
	$4,290,495	$4,647,740

Principal repayments to maturity by fiscal year are as follows:

2013 - remaining	$-
2014	1,388,889
2015	1,666,667
2016	1,666,667
2017	277,777
5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $185,242)	284,999
$4,715,001

On July 18, 2011, the Company settled its existing long-term debt in exchange for; i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares (note 8)) of the Company; and iii) a royalty on future AGGRASTAT sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the six months ended November 30, 2011.  In accordance with IFRIC 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated at $901,915.  The royalty obligation is recorded at amortized cost with the associated cash flows being revised each period resulting in a carrying value at November 30, 2012 of $677,894 (May 31, 2012 - $640,996).  The net accretion of the royalty obligation for the six months ended November 30, 2012 of $77,949 (2011 - $61,141) is recorded within finance expense on the Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income.  Royalties for the six months ended November 30, 2012 totaled $55,132 in regards to the royalty obligation (2011 - $59,675), with payments made during the six months ended November 30, 2012 being $40,887 (2011 - $27,860).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

7.     Long-term debt (continued):

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities ("MIOP") Program, to assist in the settlement of the Birmingham long-term debt. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares (note 8)) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee the Company entered into an indemnification agreement with the CEO  under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain financial and non-financial covenants under the terms of the MIOP loan.  As at November 30, 2012, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the period ended November 30, 2012 was 7.0%.

8.     Capital stock:

(a)      Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.

(b)      Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2011	8,687,172	$116,014,623
Shares issued on July 18, 2011	3,509,336	1,018,635
Balance, May 31, 2012	12,196,508	$117,033,258
Balance, November 30, 2012	12,196,508	$117,033,258

On July 18, 2011, the Company issued 2,176,003 common shares (32,640,043 pre-consolidation common shares) as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 7).

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 7).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

8.     Capital stock (continued):

(c)      Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 1,829,476 common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

On July 18, 2011, the Company issued 836,133 stock options (12,541,945 pre-consolidation stock options) to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $1.50 per common share ($0.10 pre-consolidation per common share).  The options vested immediately and expire after ten years.

Changes in the number of options outstanding during the six months ended November 30, 2012 and 2011 are as follows:

	November 30, 2012		November 30, 2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
Balance, beginning of period	962,610	$3.00	154,810	$11.10
Granted	-	-	836,133	1.50
Forfeited, cancelled or expired	(4,258)	4.68	(28,333)	1.35
Balance, end of period	958,352	$3.03	962,610	$3.00
Options exercisable, end of period	958,352	$3.03	950,947	$3.00

Options outstanding at November 30, 2012 consist of the following:

Range of	Number	Weighted average remaining	Options outstanding weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable
$0.45 - $7.50	876,398	8.71 years	$1.50	876,398
$7.51 - $15.00	30,810	5.27 years	$12.75	30,810
$15.01 - $25.20	51,144	3.63 years	$24.45	51,144
$0.45 - $25.20	958,352	8.33 years	$3.00	958,352

There were no stock options issued during the six months ended November 30, 2012.  The compensation expense related to stock options granted during the period and in previous periods under the stock option plan for the six months ended November 30, 2012 was nil (2011 - $224,445).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

8.     Capital stock (continued):

(c)      Stock option plan (continued)

The compensation expense for the six months ended November 30, 2011 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

November 30, 2011
Expected option life	4.1 years
Risk free interest rate	1.90%
Dividend yield	nil
Expected volatility	193.05%

(d)      Warrants

Changes in the number of warrants outstanding during six months ended November 30, 2012, are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	November 30
(Expiry date)	granted	per share	2011	(Expired)	2012	(Expired)	2012
265,641 units
(December 22, 2011)	265,641	USD $25.50	265,641	(265,641)	-	-	-
66,667 units
(December 31, 2016)	66,667	USD $18.90	66,667	-	66,667	-	66,667
291,594 units
(October 5, 2012)	291,594	USD $22.50	291,594	-	291,594	(291,594)	-

IFRS requires warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at November 30, 2012 and total $32,456 (May 31, 2012 - $35,053). Changes in fair value of the warrants for the six months ended November 30, 2012 of ($2,597) (2011 - $5,230) are recorded within finance expense.

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007.

The warrants expiring on December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)      Per share amounts
The weighted average number of common voting shares outstanding for the six months ended November 30, 2012 and 2011 was 12,196,508 and 11,295,201, respectively.  For the six months ended November 30, 2012, the dilution created by options and warrants has been reflected in the per share amounts.  For the six months ended November 30, 2011, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

9. Revenue:

During the three months ended November 30, 2012 and 2011, the Company earned revenues as follows:

	November 30, 2012	November 30, 2011
Sale of finished products - AGGRASTAT®	$720,913	$791,980
Sale of unfinished products	-	1,454,600
	$720,913	$2,246,580

During the six months ended November 30, 2012 and 2011, the Company earned revenues as follows:

	November 30, 2012	November 30, 2011
Sale of finished products - AGGRASTAT®	$1,388,351	$1,850,451
Sale of unfinished products	-	1,915,433
	$1,388,351	$3,765,884

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT in each of the Company's and Iroko's respective territories. Iroko owns rights to AGGRASTAT outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which were satisfied prior to November 1, 2011 and full payment was received. The Company recognized $1,915,433 of revenue during the six months ended November 30, 2011 in relation to this sale.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT in Europe.  If the Company exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT in the United States, Iroko would have been entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko is not significant.  On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

10. Commitments and contingencies:

(a)      Commitments

As at November 30, 2012 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments
Contractual obligations payment due by fiscal period ending May 31:
472,000
2013	884,833
2014	664,000
2015	664,000
2016	332,000
$2,544,833

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT from a third party totaling a minimum of $2,324,000 or US$2,338,000 (based on current pricing) over the remaining term of the agreement, which expires in fiscal 2016.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 11), under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  On January 1, 2012, the Company entered into a new agreement with GVI under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  Either party may terminate this agreement at any time after June 30, 2012 upon 90 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations ("CROs") are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

(b)      Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

10. Commitments and contingencies (continued):

(c)      Royalties

As a part of the debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  Royalties for the six months ended November 30, 2012 total $55,132 in regards to the royalty obligation (2011 - 59,675), with payments made during the six months ended November 30, 2012 being $40,887 (2011 - $27,860).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

(d)      Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

11. Related party transactions:

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Offer, and President and Chief Operating Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the six months ended November 30:

	2012	2011
Salaries, fees and short-term employee benefits	$201,536	$216,389
Share-based payments	-	182,713
	$201,536	$399,102

As at November 30, 2012, the Company has $201,823 (May 31, 2012 - $253,310) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

(b) Transactions with related parties

Directors and key management personnel control 18 percent of the voting shares of the Company as at November 30, 2012.

During the six months ended November 30, 2012, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $95,000 (2011 - $90,000) for business administration services, $16,000 (2011 - $4,750) in rental costs and $9,750 (2011 - $24,875) for commercial support services.  As described in note 10, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

11. Related party transactions (continued):

(b) Transactions with related parties (continued)

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the six months ended November 30, 2012, the Company paid GVI CDS $72,595 (2011 - $85,421) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the six months ended November 30, 2012, the Company paid CanAm $172,918 (2011 - $127,247) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As of November 30, 2012, included in accounts payable and accrued liabilities is $5,283 (May 31, 2012 - $7,862) payable to GVI, $35,027 (May 31, 2012 - $10,403) payable to GVI CDS and $69,145 (May 31, 2012 - $51,705) payable to CanAm, which are unsecured and payable on demand.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares (note 8)) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (see notes 7 and 8).

12. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in; Canada, the United States and Barbados. During the six months ended November 30, 2012, 100 percent of revenues from the sale of finished product were generated from sales of AGGRASTAT in the United States, which was to five customers. Customer A accounted for 31 percent, Customer B accounted for 29 percent, Customer C accounted for 28 percent, Customer D accounted for 13 percent and the remaining customer accounted for one percent of revenues.  During the six months ended November 30, 2011, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 9.  There were sales of unfinished product during the six months ended November 30, 2012.

Property and equipment and intangible assets are located in the following countries:

	November 30, 2012	May 31, 2012
Canada	9,144	9,256
Barbados	2,143,865	2,500,928
United States	17,226	21,489
	2,170,235	2,531,673